EI Environmental Engineering Concepts Ltd.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

02 OCT -2 AM 10:27

02055134

September 23, 2002

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

P

Dear Sirs:

Re: EI Environmental Engineering Concepts Ltd. - **File No. 82-1598**

Please find enclosed copy of our News Release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release was disemmination via Canada StockWatch and Market News.

Yours very truly,

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Secretary and Director

dlw 10/3

/dc

Encl.

"Creating the Right Environment"

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-435-7000 Facsimile: 604-434-8823

File No. 82-1598

NEWS RELEASE

September 23, 2002

Toronto Venture Exchange Symbol: **EIE**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it will not be proceeding with the closing of the private placement of 500,000 common shares of the Company, at a price of $0.05 per share, as announced on September 10, 2002.

ON BEHALF OF THE BOARD

"DEBRA CHAPMAN"

Debra Chapman, Director and Secretary

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EI Environmental Engineering Concepts Ltd.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

September 19, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Re: EI Environmental Engineering Concepts Ltd. - **File No. 82-1598**

Please find enclosed copy of our News Release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release was disemmination via Canada StockWatch and Market News.

Yours very truly,

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Secretary and Director

/dc

Encl.

"Creating the Right Environment"

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-435-7000 Facsimile: 604-434-8823

File No. 82-1598

NEWS RELEASE

September 19, 2002

Toronto Venture Exchange Symbol: **EIE**
S.E.C. Exemption: 12(g)3-2(b)

The Company is presently negotiating the acquisition of a business in the software development industry. As these are preliminary discussions, there are no assurances that the transaction will be concluded.

ON BEHALF OF THE BOARD

"DEBRA CHAPMAN"

Debra Chapman, Director and Secretary

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.